UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Robert F. Greenhill

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 10

1.	Names of Reporting Persons Robert F. Greenhill
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 277,545
	8.	Shared Voting Power 1,808,914
	9.	Sole Dispositive Power 277,545
	10.	Shared Dispositive Power 1,808,914
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,086,459
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 10

1.	Names of Reporting Persons Greenhill Family Limited Partnership
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 989,524
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 989,524
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 989,524
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 10

1.	Names of Reporting Persons Riversville Aircraft Corporation II
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 239,680
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 239,680
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,680
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 395259104	13D	Page 4 of 10

1.	Names of Reporting Persons Socatean Partners
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 579,710
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 579,710
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,710
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 2.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 5 of 10

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”). The principle executive offices of the Issuer are located at 300 Park Avenue, New York, NY 10022.

Item 2.	Identity and Background.

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Robert F. Greenhill	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Chairman of Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Investment Banking
Greenhill Family Limited Partnership	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Delaware	N/A	Holding Company
Riversville Aircraft Corporation II	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Delaware	N/A	Holding Company
Socatean Partners	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Connecticut	N/A	Holding Company

Director / Officer / Control Person of a Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business
Greenhill Family Limited Partnership
General Partner
Robert F. Greenhill, General Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Riversville Aircraft Corporation II
Directors
Robert F. Greenhill, Director	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

CUSIP No. 395259104	13D	Page 6 of 10

Officers
Robert F. Greenhill, President	See above.	See above.	See above.	See above.

Socatean Partners
Partners
Robert F. Greenhill, Managing General Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Robert F. Greenhill, Jr., Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States	Principal, Barrow Street Capital, LLC, 300 First Stamford Place, 3rd Floor East Stamford, CT 06902	Investment Management

Mary Bryden Greenhill Cagliero, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States	Investor, Not Employed	N/A

Sarah Barnard Wildasin, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States	Investor, Not Employed	N/A

Robert F. Greenhill as Executor of the Estate of Gayle G. Greenhill, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Robert F. Greenhill, Jr. as Trustee of the Maggie Greenhill 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Robert F. Greenhill, Jr. as Trustee of the Lindsey White Greenhill 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Robert F. Greenhill, Jr. as Trustee of the Elizabeth Gayle Greenhill 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Mary Bryden Greenhill Cagliero as Trustee of the Matteo Luca Cagliero 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Mary Bryden Greenhill Cagliero as Trustee of the Lorenzo Robert Cagliero 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Mary Bryden Greenhill Cagliero as Trustee of the Sofia Gayle Cagliero 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Sarah Barnard Wildasin as Trustee of the Arden Wildasin 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

Sarah Barnard Wildasin as Trustee of the James M. Wildasin, Jr. 2012 Trust, Partner	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	See above.	See above.	See above.

During the last five years, none of the Reporting Persons nor directors, officers or other control persons of a Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 9, 2017, Socatean Partners purchased a total of 579,710 Shares under the terms of a subscription agreement, dated September 25, 2017, by and between Socatean Partners and the Issuer, at a price of $17.25 per share, for an aggregate purchase price of $10 million. The source of funds for such purchase was funds controlled by Socatean Partners.

Item 4.	Purpose of Transaction.

The Reporting Persons include Robert F. Greenhill, in his personal capacity, and various entities controlled by Robert F. Greenhill. Robert F. Greenhill is the founder, former Chief Executive Officer and current Chairman of the Board of Directors of the Issuer. The Shares to which this Schedule 13D relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities and contributing to the recapitalization of the Issuer.

The Issuer’s recapitalization includes the purchase of 579,710 Shares by Robert F. Greenhill through Socatean Partners, a purchase of 579,710 Shares by the Issuer’s current Chief Executive Officer, the borrowing by the Issuer of $350 million of term loans, the repayment of the Issuer’s existing bank debt and the repurchase by the Issuer of up to $285 million of Shares (the “Recapitalization”). In connection with the Recapitalization, the Issuer announced that it would substantially reduce or eliminate its quarterly dividend in order to improve tax efficiency and fund future repayment of debt. The purpose of the Recapitalization is to reduce taxes, increase earnings per share and increase employee alignment with stockholders, while offering those wishing to monetize their Shares an opportunity for liquidity.

CUSIP No. 395259104	13D	Page 7 of 10

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or Share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage (including, without limitation, through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board of Directors, including changes to the number or term of Board of Directors members or filling existing vacancies on the Board of Directors ; (iv) changes to the Issuer’s certificate of incorporation or bylaws; and (v) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a) See Item 9 on the Cover Pages to this Schedule 13D. Percentages are based on 27,422,817 Shares outstanding as of the closing of purchases by Robert F. Greenhill through Socatean Partners and the Issuer’s Chief Executive Officer on November 9, 2017 as part of the Recapitalization.

As of the date hereof, the Reporting Persons beneficially own 2,086,459 Shares as a group, representing approximately 7.6% of the outstanding Shares.

Robert F. Greenhill. Robert F. Greenhill is the direct beneficial owner of 277,545 Shares, representing approximately 1% of the outstanding Shares.

Greenhill Family Limited Partnership. Robert F. Greenhill controls Greenhill Family Limited Partnership. Greenhill Family Limited Partnership is the direct beneficial owner of 989,524 Shares, representing approximately 3.6% of the outstanding Shares.

CUSIP No. 395259104	13D	Page 8 of 10

Riversville Aircraft Corporation II. Robert F. Greenhill controls Riversville Aircraft Corporation II. Riversville Aircraft Corporation II is the direct beneficial owner of 239,680 Shares, representing approximately 0.9% of the outstanding Shares.

Socatean Partners. Robert F. Greenhill controls Socatean Partners. Socatean Partners is the direct beneficial owner of 579,710 Shares, representing approximately 2.1% of the outstanding Shares.

(b)	Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Schedule 13D.

(c)	On November 9, 2017, Socatean Partners purchased a total 579,710 Shares in connection with the Issuer’s ongoing Recapitalization under the terms of a subscription agreement, dated September 25, 2017, by and between Socatean Partners and the Issuer, at a price of $17.25 per share, for an aggregate purchase price of $10 million.

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Equity Incentive Plan. As the Chairman of the Issuer, Robert F. Greenhill is eligible to receive awards under the Issuer’s Equity Incentive Plan, which was adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The Equity Incentive Plan, as amended and restated, became effective as of March 9, 2015 and was approved by the Issuer’s stockholders at the Issuer’s annual meeting in April, 2015 (the “Equity Incentive Plan”). The Equity Incentive Plan is administered by the Compensation Committee of the Issuer’s Board of Directors (the “Compensation Committee”), which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including employees, directors and certain other non-employees as selected by the Compensation Committee. Awards under the Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards. The maximum number of shares that may be issued under the Equity Incentive Plan in respect of awards granted thereunder is 10,000,000, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plan generally vest ratably over a period of up to five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. The default treatment under the Equity Incentive Plan provides that awards shall fully vest upon a termination of employment as a result of death, disability or retirement and that awards are forfeited upon any other termination of employment outside of the change in control context. This summary of the Equity Incentive Plan is qualified in its entirety by reference to the Equity Incentive Plan, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

CUSIP No. 395259104	13D	Page 9 of 10

Joint Filing Agreement. On November 17, 2017, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except for the Equity Incentive Plan and Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Joint Filing Agreement, dated November 17, 2017, by and among the Reporting Persons.

*	Previously filed.

CUSIP No. 395259104	13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2017

Robert F. Greenhill

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill

Greenhill Family Limited Partnership

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	General Partner

Riversville Aircraft Corporation II

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	President

Socatean Partners

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	Managing General Partner

CUSIP No. 395259104	13D

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Joint Filing Agreement, dated November 17, 2017, by and among the Reporting Persons.

*	Previously filed.